February 8, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. 0

Washington, D.C.  20549-3010
Attn: Ms. Sonia Barros

Re:                             Rouse Properties, Inc.

Registration Statement on Form S-11

(File No. 333-177465)

Ladies and Gentlemen:

We refer to the registration statement on Form S-11 (File No. 333-177465) (the “Registration Statement”), of Rouse Properties, Inc. (the “Company”), that was filed with the Securities and Exchange Commission (the “Commission”).

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request the acceleration of the effectiveness of the Registration Statement so that it may become effective on Wednesday, February 8, 2012 at 5:00 p.m. or as soon as practicable thereafter.

The Company acknowledges the following:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Heather Emmel at (212) 310-8849 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement.

Very truly yours,

Rouse Properties, Inc.

By:	/s/ Rael Diamond
Rael Diamond
Chief Financial Officer and Secretary